================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the period ending May 30, 2001

                                   itemus inc.
                               -------------------
                               (Registrant's name)

                         Suite 1688, 200 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3L6
                   -------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F                    Form 40-F  X
                              ---                          ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                     Yes                                No  X
                         ---                               ---
Enclosed:

1)  Material Change Report dated February 6, 2001
2)  Material Change Report dated February 19, 2001
3)  Material Change Report dated March 20, 2001
4)  Press release dated April 2, 2001
5)  Press release dated April 6, 2001
6)  Press release dated April 9, 2001
7)  Press release dated April 19, 2001
8)  Press release dated May 1, 2001
9)  Press release dated May 1, 2001
10) Press release dated May 10, 2001
11) Press release dated May 10, 2001
12) Press release dated May 17, 2001
13) Press release dated May 17, 2001
14) Annual Information Form dated May 18, 2001 (documents incorporated by reference filed by Edgar)
15) First Quarter Report for the three months ended March 31, 2001
16) Press Release dated May 28, 2001

================================================================================

                             MATERIAL CHANGE REPORT



1.   Reporting Issuer:

     itemus inc.
     Waterfront Centre
     1688, 200 Burrard Street
     Vancouver, British Columbia
     V6C 3L6

2.   Date of Material Changes: January 19, 2001

3.   Press Release:

     A press release was issued on January 22, 2001 at Toronto, Ontario.

4.   Summary of Material Changes:

     itemus inc. ("itemus") acquired all of the issued and outstanding shares of Digital 4Sight Corporation for consideration consisting of cash, common shares of itemus and convertible notes.

5.   Full Description of Material Changes:

     itemus acquired all of the issued and outstanding shares of Digital 4Sight Corporation for consideration consisting of cash, common shares of itemus and convertible notes. The acquisition was completed pursuant to a Definitive Agreement entered into by itemus with certain shareholders of Digital 4Sight Corporation on December 17, 2000. Pursuant to the terms of the Definitive Agreement, itemus issued approximately $5,000,000 principal amount of notes which are convertible into common shares of itemus on the basis of $0.56 per common share. itemus paid additional consideration in connection with the acquisition consisting of 47,000,000 common shares and approximately $2.5 million in cash. Under the terms of the Definitive Agreement, Donald Tapscott, the Chairman of Digital 4Sight Corporation, has been nominated to act as Chairman of itemus and Digital 4Sight Corporation CEO, David Ticoll, has been nominated to join the itemus board of directors.

6.   Confidential Filing: Not Applicable.

7.   Omitted Information: None.

8.   Senior Officer:

     The following senior officer of itemus is knowledgeable about the material change and this report:

     Mark Maybank, Executive Vice-President, Telephone: 416-203-2262.

9.   Statement of Senior Officer:

     The foregoing accurately discloses the material change referred to herein.





DATED at Vancouver this 6th day of February, 2001.







                                           "Giulio Bonifacio"
                                           -------------------------------------
                                           Giulio Bonifacio
                                           Vice President, Finance and Secretary

                             MATERIAL CHANGE REPORT



1.   REPORTING ISSUER:

     itemus inc.
     The Exchange Tower
     P.O. Box 174 640 - 130 King Street West
     Toronto, Ontario
     M5X 1C7

2.   DATE OF MATERIAL CHANGES:
     February 19, 2001

3.   PRESS RELEASE:

     A press release was issued on February 19, 2001 at Toronto, Ontario.

4.   SUMMARY OF MATERIAL CHANGES:

     See press release attached as Schedule "A".

5.   FULL DESCRIPTION OF MATERIAL CHANGES:

     itemus inc. ("itemus") has agreed to make an offer (the "Offer") to acquire all of the common shares (the "Common Shares") in the capital of NAME Inc. ("NAME") for consideration equal to 0.9 itemus common shares for each Common Share (the "exchange ratio") , subject to adjustment. The Offer is subject to, among other things, satisfactory completion of due diligence by both parties and the settlement of definitive documentation.

     If the weighted average price of itemus' shares for the ten (10) day period prior to the initial expiry of the Offer is below (a) $0.40, (b) $0.50 or
     (c) $0.60, then the exchange ratio will increase to (a) 0.9778, (b) 0.9311, or (c) 0.9156, respectively. The exchange ratio may also be adjusted based upon adjustments to NAME's outstanding capitalization.

     The following is a summary of the material terms and provisions of and the letter agreement (the "Letter Agreement") dated February 18, 2001 between itemus and NAME concerning the proposed Offer:

     The Offer

     itemus agreed to make, and NAME agreed to support, the Offer on the terms and subject to the conditions set forth in the Letter Agreement, which has been approved by the board of directors of itemus and NAME.

     The Letter Agreement is subject to certain conditions, including satisfactory completion, by both parties, of confirmatory due diligence.

     The Offer will be conditional upon, among other things: (i) the deposit (and non-withdrawal) of a sufficient number of Common Shares to permit completion of a second stage going private transaction; (ii) the delivery of a fairness opinion (the "Fairness Opinion") from NAME's financial advisor to the effect that the consideration to be received under the Offer is fair, from a financial point of view, to the NAME shareholders; and
     (iii) customary conditions, including requisite approvals.

     Support

     NAME shall prepare and deliver to itemus for filing, contemporaneously with the delivery to NAME of the itemus Offer documents, a directors' circular containing the unanimous recommendation of NAME's board of directors to accept the Offer, together with the Fairness Opinion.

     The parties mutually covenanted to use their commercially reasonable best efforts to settle definitive documentation reflecting the agreements between the parties.

     Lock-Up

     The Locked-Up Shareholders have agreed to irrevocably tender the Common Shares (owned directly or indirectly or over which they exercise control or direction) to the Offer, provided that Locked-Up Shareholders beneficially owning or controlling an aggregate of 11,095,867 Common shares, have the right to restructure their commitment to tender such Common Shares to the Offer in a tax efficient manner. As a condition to the Offer, itemus shall have entered into definitive irrevocable lock-up agreements with the Locked-Up Shareholders, covering both such shareholders' shares and options (owned directly or beneficially or over which control or direction is exercised).

     Covenants

     Until the earlier of the entering into of definitive documentation and 30 days from the date of the Letter Agreement, the Letter Agreement provides that: (i) NAME shall conduct its businesses only in the ordinary course, consistent with past practice; and (ii) shall not (subject to its board's legal duties) directly or indirectly solicit or encourage alternative proposals, participate in any discussions or negotiations concerning such proposals, or provide to any other person any information with respect to, or otherwise facilitate an alternative transaction.

     Further, NAME shall not enter into any agreement relating to an alternative transaction during the Interim Period without first providing itemus with a five business day right to match the terms of the proposed alternative transaction.

     Non-Completion Fee

     The Letter Agreement provides for the payment to itemus of an amount equal to the greater of $3,500,000 and 5% of the aggregate value of the Offer in certain circumstances, including completion by NAME of an alternative transaction or the breach of NAME's covenants.

6.   CONFIDENTIAL FILING:

     Not Applicable.

7.   OMITTED INFORMATION:

     None.

8.   SENIOR OFFICER:

     The following senior officer of itemus is knowledgeable about the material changes and this report:

     Mark Maybank, Executive Vice-President, Telephone: 416-203-2262.

9.   STATEMENT OF SENIOR OFFICER:

     The foregoing accurately disclosed the material change referred to herein.





DATED at Toronto this 19th day of February, 2001



                                                "Giulio Bonifacio"
                                                --------------------------------
                                                Giulio Bonifacio
                                                Vice-President, Finance and
                                                Corporate Secretary

                                  SCHEDULE "A"



                            ITEMUS TO MERGE WITH NAME

 Helping major corporations transform through business and technology innovation

TORONTO, February 19, 2001 - itemus inc. (TSE:ITM, OTCBB:ITMUF) announced today its intention to merge with NAME Inc. ("NAME") (TSE: NOM), a leading information technology developer and integrator, in a transaction valued at approximately US$45 million. This continues itemus' drive to become a world-leader in architecting and building innovative business models to help Global 2000 organizations transform themselves.

"NAME has earned a solid reputation and outstanding client portfolio as one of the premier inter-enterprise application integrators and developers," said Jim Tobin, President and CEO of itemus. "They have an outstanding management team and demonstrated competence in building and deploying solutions with sophisticated business architectures. Combining NAME's talents with the business model innovation, strategy and research capabilities of Digital 4Sight, rich media capabilities from the anticipated acquisition of Shooting Gallery and leading-edge technologies from our internal developments and portfolio companies raises itemus to the very top of the list of Internet innovators."

The merger will be done by way of a share exchange take-over bid by itemus for all of the outstanding shares of NAME based on an exchange ratio of 0.9 shares of itemus for each share of NAME, subject to some minor adjustments. The exchange ratio represents a 116% premium to the NAME closing price on Friday, February 16th. itemus and NAME have entered into an agreement, approved by the board of directors of both companies, committing to the merger that is subject to certain conditions including the conclusion of due diligence that is near completion. The agreement states that NAME will deal exclusively with itemus for thirty days, to complete the definitive documentation and circulars for distribution to NAME shareholders.

In addition, itemus has an irrevocable lock-up agreement with Leonard Lidov, Arthur Benjamin, Joseph Pilarski and J.Laurens Troost who hold (in the aggregate) approximately 18% of the outstanding shares of NAME. If the volume weighted average price of itemus' shares for the ten-day period prior to the initial expiry of the offer is below (a) $0.40, (b) $0.50 or (c) $0.60, then the exchange ratio will increase to 0.9778, 0.9311, or 0.9156, respectively. It is expected that circulars will be mailed to NAME shareholders in mid-March.

NAME has deep experience in delivering high-end solutions and development tools in intellectual property-intensive markets including financial services, publishing, telecommunications and Government. The company provides strategic business and technology architectures that ensure clients are competitive in today's Internet-based economy. Particular areas of expertise include: e-commerce solutions, knowledge management, enterprise relationship management, network security, enterprise portals and wireless solutions.

In addition to strength of technology and services, NAME adds to itemus' already growing blue-chip client roster entities such as Nortel, Pearson, Rogers, Deutsche Bank, Canadian National Railway, Bertelsmann, Sprint Canada, the US Navy, and Toronto Dominion Securities.

"itemus is emerging as a clear leader in the field of business model innovation and the application of such innovation through unique advanced technology," said Joseph Pilarski, Chairman and CEO of NAME. "itemus and NAME together will constitute one of the first true end-to-end providers of business webs and other forms of Internet-based corporate transformations."

A conference call to discuss this announcement has been arranged for 10:00am EST, February 19, 2001. Investors, analysts and the media wishing to ask questions of the itemus and NAME management teams should dial: 1-800-478-9326 and ask for the itemus conference call.

ABOUT NAME INC.
Founded in 1994, NAME is one of the world's first Internet application integrators. NAME helps clients understand and take advantage of network technologies in electronic business, on-line publishing, knowledge management, and process reengineering. NAME's 100+ consultants average nearly 10 years' experience delivering reliable business applications to Fortune 2000 firms in the financial services, publishing, telecommunications, and other technology-intensive industries. NAME's approach emphasizes knowledge transfer through close collaboration with customer teams, augmented by professional training and documentation. NAME serves customers from its headquarters in Toronto as well as from offices in New York, Montreal, Boston, Washington, D.C., and Austin, TX.

ABOUT ITEMUS
itemus inc. is a leading architect of next generation Internet Strategies, Solutions and Software for Global 2000 organizations. The intellectual property of itemus is developing a new breed of solutions and software for the new economy and providing a unique delivery mechanism for organizations. itemus focuses investing efforts in three areas comprising the next generation
Internet: rich media, mobile economy and collaborative commerce. For more information, please visit the company's Web site at www.itemus.com.


CONTACTS:

INVESTORS: Susan Wilson, itemus Investor Relations, toll free at 1-888-894-9911 or: investors@itemus.com

NAME Investor Relations, toll free at 1-866-626-3468 or:
investor.relations@name.net.

MEDIA: Michael O'Connor Clarke, Vice President, Cohn & Wolfe at
(416) 924-5700 x. 4079, or: michaelo@ca.cohnwolfe.com

                             MATERIAL CHANGE REPORT



1.   REPORTING ISSUER:

     itemus inc.
     The Exchange Tower
     P.O. Box 174 640 - 130 King Street West
     Toronto, Ontario
     M5X 1C7

2.   DATE OF MATERIAL CHANGES: March 8, 2001

3.   PRESS RELEASE:

     A press release was issued on March 9, 2001 at Toronto, Ontario.

4.   SUMMARY OF MATERIAL CHANGES:

     On March 8, 2001, itemus inc. ("itemus") mailed the offering documents in connection with its previously announced offer to purchase all of the outstanding common shares, warrants and options of NAME Inc. ("NAME") (the "Offer") on the basis of .9 of an itemus common share for each NAME common share, subject to adjustment. The Offer expires March 30, 2001 at 5:00EST (2:00PST).

5.   FULL DESCRIPTION OF MATERIAL CHANGES:

     See press release attached as Schedule "A".

6.   CONFIDENTIAL FILING: Not Applicable.

7.   OMITTED INFORMATION: None.

8.   SENIOR OFFICER:

     The following senior officer of itemus is knowledgeable about the material changes and this report:

     Mark Maybank, Executive Vice-President, Telephone: 416-203-2262.

9.   STATEMENT OF SENIOR OFFICER:

     The foregoing accurately disclosed the material change referred to herein.





DATED at Toronto this 20th day of March, 2001




                                            Giulio Bonifacio (signed)
                                            Vice-President, Finance and
                                            Corporate Secretary

                                  SCHEDULE "A"

      itemus Mails Offer to Purchase all Outstanding Common Shares of NAME

TORONTO, March 9, 2001 - itemus inc. (TSE:ITM, OTCBB:ITMUF) announced that on March 8, 2001 it mailed the offering documents in connection with its previously announced offer to purchase all of the outstanding common shares, warrants and options of NAME Inc. ("NAME") (TSE: NOM) (the "Offer") on the basis of .9 of an itemus common share for each NAME common share, subject to adjustment. The offer expires March 30, 2001 at 5:00EST (2:00PST).

If the volume weighted average price of itemus' common shares on the TSE for the ten-day period prior to the initial expiry of the Offer is below (a) $0.40, (b) $0.50 or (c) $0.60, then the consideration payable per NAME common share under the Offer will increase by 0.0778, 0.0311, or 0.0155 of an itemus common share, respectively. itemus has also offered to acquire all outstanding NAME options and warrants, on similar terms as its offer to purchase the NAME common shares, in exchange for itemus options and warrants.

The Offer is subject to certain conditions, including that, at the expiry of the Offer, there shall have been validly deposited at least 66 2/3% of the issued and outstanding common shares of itemus. itemus has engaged CIBC World Markets Inc. to act as Dealer Manager and Cannacord Capital Corporation to act as Dealer Co-Manager in connection with the Offer.

The board of directors of NAME has unanimously recommended that the shareholders of NAME accept the Offer and has received advice from its financial advisor that the Offer is fair, from a financial point of view, to NAME's shareholders. A definitive support agreement containing, among other things, the agreement of NAME's board of directors to unanimously recommend that NAME shareholders accept the Offer was entered into between NAME and itemus and itemus has also entered into definitive lock-up agreements with certain shareholders holding approximately 16% of the outstanding capital of NAME It is expected that the NAME board of directors' circular will be mailed shortly.

The result of the proposed acquisition by itemus of NAME is a combined company that is a clear leader in the field of business model innovation with a unique focus on corporate transformation for global organizations. The application of such innovation is through unique advanced technology that constitutes itemus as being one of the first true end-to-end providers of business webs.

ABOUT NAME INC.
Founded in 1994, NAME is one of the world's first Internet application integrators. NAME helps clients understand and take advantage of network technologies in electronic business, on-line publishing, knowledge management, and process reengineering. NAME's 100+ consultants average nearly 10 years' experience delivering reliable business applications to Fortune 2000 firms in the financial services, publishing, telecommunications, and other technology-intensive industries. NAME's approach emphasizes knowledge transfer through close collaboration with customer teams, augmented by professional training and documentation. NAME serves customers from its headquarters in Toronto as well as from offices in New York, Montreal, Boston, Washington, D.C., and Austin, TX.

ABOUT ITEMUS

itemus inc. is a strategic services and technologies company that helps organizations architect, build and manage innovative business models for the Internet. itemus believes that all businesses will adopt a new, network-based model for creating wealth and managing relationships. To meet the breadth of client needs, itemus provides a complete strategic innovation management system. For more information, please visit the company's Web site at www.itemus.com.

CONTACTS:
INVESTORS:

itemus Investor Relations, Susan Wilson, toll free at 1-888-894-9911 or: investors@itemus.com

NAME Investor Relations, toll free at 1-866-626-3468 or:
investor.relations@name.net.

MEDIA: Michael O'Connor Clarke, Vice President, Cohn & Wolfe at
(416) 924-5700 x. 4079, or: michaelo@ca.cohnwolfe.com

                                                             [itemus Letterhead]

                                                                   APRIL 2, 2001
NEWS RELEASE

   ITEMUS TAKES UP NAME COMMON SHARES AND EXTENDS ITS OFFER TO APRIL 17, 2001

Toronto, April 2, 2001 -- itemus inc. (TSE:ITM, OTCBB:ITMUF) announced today that it has extended its existing offer to purchase all of the outstanding common shares and options and warrants to acquire common shares of NAME Inc. (TSE: NOM) on the basis of 0.9155 common shares of itemus inc. (as adjusted in accordance with the terms of the offer) for each common share of NAME until 5:00 p.m. EST (Toronto time) on April 17, 2001. In all other respects the Offer is unamended.

On March 30, 2001, itemus took up all of the NAME securities properly deposited under the offer prior to that time, including 86.9 million common shares, representing approximately 67% of the outstanding common shares of NAME.

The result of the acquisition by itemus of NAME will be a combined company that is a clear leader in architecting and building innovative business models through unique advanced technology that constitutes itemus as being one of the first true end-to-end providers of business webs and corporate transformations. Itemus' deep experience in delivering high-end solutions provides strategic business and technology architectures that ensures Global 2000 organizations are competitive in today's Internet-based economy.

ABOUT NAME.

Founded in 1994, NAME is one of the world's first Internet application integrators. NAME helps clients understand and take advantage of network technologies in electronic business, on-line publishing, knowledge management, and process reengineering. NAME's 100+ consultants average nearly 10 years' experience delivering reliable business applications to Fortune 2000 firms in the financial services, publishing, telecommunications, and other technology-intensive industries. NAME's approach emphasizes knowledge transfer through close collaboration with customer teams, augmented by professional training and documentation. NAME serves customers from its headquarters in Toronto as well as from offices in New York, Montreal, Boston, Washington, D.C., and Austin, TX.

ABOUT ITEMUS

itemus inc. is a strategic services and technologies corporation that helps organizations architect, build and manage innovative business models for the Internet. itemus believes that all businesses will adopt a new, network-based model for creating wealth and managing relationships. To meet the breadth of client needs, itemus provides a complete strategic innovation management system. For more information, please visit the company's Web site at www.itemus.com.

CONTACTS:

INVESTORS:

itemus Investor Relations, Susan Wilson, toll free at 1-888-894-9911 or: investors@itemus.com [mailto:investors@itemus.com] NAME Investor Relations, Toll free at 1-866-626-3468 or: investor.relations@name.net
[mailto:investor.relations@name.net].

MEDIA: Michael O'Connor Clarke, Vice President, Cohn & Wolfe at (416) 924-5700
x. 4079, or: michaelo@ca.cohnwolfe.com [mailto:Rob_Ireland@ca.cohnwolfe.com]


                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]


NEWS RELEASE                                                       APRIL 6, 2001


           NAME INC. ANNOUNCES RESIGNATION OF THE BOARD OF DIRECTORS,
                       ITEMUS NOMINATED MEMBERS APPOINTED


TORONTO, ONTARIO, APRIL 06, 2001 - NAME Inc. ("NAME") (TSE: NOM), a leading e-business integrator, today announced that its Board of Directors resigned and have been replaced by nominated members of the itemus Executive Committee.

The NAME directors that resigned are: Ray Henderson, Jim O'Donnell, Benjamin Swirsky, Rens Troost, Art Benjamin, Joseph Pilarski, Chris Stait-Gardner and Len Lidov.

The nominated itemus members are: Jim Tobin, Mark Maybank, David Ticoll, Aris Kekedjian and Ian Telfer.

Joseph Pilarski took the opportunity to thank the Board of Directors for their commitment and hard work and wished the incoming members well.

ABOUT NAME

Founded in 1994, NAME is one of the world's first Internet application integrators. NAME helps clients understand and take advantage of network technologies in electronic business, on-line publishing, knowledge management, and process reengineering. NAME's 100+ consultants average nearly 10 years' experience delivering reliable business applications to Fortune 2000 firms in the financial services, publishing, telecommunications, and other technology-intensive industries. NAME's approach emphasizes knowledge transfer through close collaboration with customer teams, augmented by professional training and documentation. NAME serves customers from its headquarters in Toronto as well as from offices in New York, Montreal, Boston, Washington, D.C., and Austin, TX.

For more information on NAME: in the United States, call 212.943.1010; in Canada, call 416.943.1010; or visit www.name.net.

ABOUT ITEMUS

itemus inc. is a strategic services and technologies corporation that helps organizations architect, build and manage innovative business models for the Internet. itemus believes that all businesses will adopt a new, network-based model for creating wealth and managing relationships. To meet the breadth of client needs, itemus provides a complete strategic innovation management system. For more information, please visit the company's Web site at www.itemus.com.


The Toronto Stock Exchange has neither approved nor disapproved the information contained herein. Actual events or results may differ materially from those discussed in such forward-looking statements.


                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]


For further information

CONTACTS:

INVESTORS: itemus Investor Relations, Susan Wilson, toll free at 1-888-894-9911, investors@itemus.com

MEDIA: Michael O'Connor Clarke, Vice President, Cohn & Wolfe at (416) 924-5700
x. 4079, michaelo@ca.cohnwolfe.com [mailto:michaelo@ca.cohnwolfe.com]



                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]

NEWS RELEASE                                                       APRIL 9, 2001


      SYMPATICO-LYCOS CHOOSES ITEMUS' TEAMCAST NEXT GENERATION SOLUTION TO
                           ENHANCE CORPORATE INTRANET



OTTAWA -APRIL 9, 2001 -- itemus solutions, a business unit of itemus inc. (TSE:ITM, OTCBB:ITMUF), today announced it has signed an agreement with Sympatico-Lycos Inc., the number one Canadian Internet portal, to provide its Web-based collaborative knowledge management solution - Teamcast Next Generation
- to all Sympatico-Lycos employees.

Under the terms of the agreement, Sympatico-Lycos will be able to offer Teamcast Next Generation to all employees of Sympatico-Lycos Inc., Bell ActiMedia Inc., and Bell Sympatico ISP. Additionally, Sympatico-Lycos will have the right to offer Teamcast Next Generation collaborative software as part of its public portal.

"Teamcast Next Generation not only removes the most basic barriers of online collaboration - cost and worry - it introduces a common denominator for all businesses and people to work together," said Christine Pietschmann, President of itemus solutions. "We're thrilled that Sympatico-Lycos, a leading Internet innovator, has chosen Teamcast as their core knowledge collaboration solution."

Teamcast Next Generation embraces the power and flexibility of the Internet to maximize communication and human interaction in online environments. Teamcast is essentially built of online "spaces" -- places where people can work and communicate, share documents and other information, and organize their email, contacts and schedules, all through a common Web-based user interface available from any location.

"We selected itemus' Teamcast Next Generation as it provides the exact online capabilities we've identified as key in productive and secure knowledge exchange," said Marc P. Tellier, President and CEO of Sympatico-Lycos. "As the largest Internet service provider in Canada and host of the most-visited Canadian portal, we're keenly aware of the need to utilize comprehensive Internet collaborative tools. itemus solutions' strong technology and service commitments will help us maintain our competitive edge."

ABOUT SYMPATICO-LYCOS INC.

Sympatico-Lycos (www.sympatico.ca) is Canada's leading Web communications company and provides Canadians with the most comprehensive Internet experience, combining world-class Internet technology and applications including search, community, personalization and a wealth of Canadian content. Its flagship properties include sympatico.ca; tripod.ca; canada411.ca; yellowpages.ca; vancouverplus.ca; calgaryplus.ca; edmontonplus.ca; montrealplus.ca; quebecplus.ca; and toronto.com, owned in partnership with Torstar Corp. Sympatico-Lycos Inc., with offices in Toronto, Montreal, Calgary, Edmonton and Vancouver, is a division of Bell Globemedia. Sympatico-Lycos is jointly owned by Bell Globemedia and Lycos Inc. Bell Globemedia also owns The Globe and Mail, Globe Interactive, and CTV.


                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]



ABOUT ITEMUS INC.

itemus inc. is a strategic services and technologies corporation that helps organizations architect, build and manage innovative business models for the Internet. itemus believes that all businesses will adopt a new, network-based model for creating wealth and managing relationships. To meet the breadth of client needs, itemus provides a complete strategic innovation management system. For more information, please visit the company's Web site at www.itemus.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein. Actual events or results may differ materially from those discussed in such forward-looking statements.


CONTACTS:

INVESTORS:

itemus Investor Relations, Susan Wilson, toll free at 1-888-894-9911 or: investors@itemus.com [mailto:investors@itemus.com]

MEDIA: Michael O'Connor Clarke, Vice President, Cohn & Wolfe at (416) 924-5700
x. 4079, or: michaelo@ca.cohnwolfe.com [mailto:michaelo@ca.cohnwolfe.com]



                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]

                                                                  APRIL 19, 2001
NEWS RELEASE


             ITEMUS FINALIZES AGREEMENT TO ACQUIRE SHOOTING GALLERY

       COMBINED COMPANY TO INTEGRATE STRATEGY, CONTENT AND TECHNOLOGY FOR
                          INNOVATIVE CLIENT SOLUTIONS

TORONTO, APRIL 19, 2001 - itemus inc. (TSE:ITM, OTCBB:ITMUF), a business and technology innovator, today announced it has finalized its agreements to acquire Shooting Gallery, Inc., the award-winning integrated media company.

Itemus will acquire 100 per cent of the equity of Shooting Gallery in return for 71 million shares of itemus common stock issued, at market value, in a revised transaction that amended the terms originally announced on October 31, 2000. Larry Meistrich, CEO of Shooting Gallery, will be nominated to the itemus board of directors. The board of directors, for both companies, has approved the acquisition. The transaction is expected to close by the end of April 2001.

As a result, itemus will acquire Shooting Gallery's Media Production Centers, Commercial and Music Video Productions, Creative Agency and the Entertainment division. Shooting Gallery's clients include Barclays, Saatchi & Saatchi, DDB, Publicis, Sony Music, Paramount, Warner Bros., among others.

"We believe that compelling content is as important as the infrastructure through which it runs," said Jim Tobin, itemus President and CEO. "itemus' research, strategic consulting and technology expertise combined with Shooting Gallery's wealth of interactive media experience, positions the combined company to companies to be a being leading provider of rich content, technology and strategy for innovative client solutions."

"With this union, Shooting Gallery looks forward to providing the foremost creative and diverse media services," said Larry Meistrich, CEO of Shooting Gallery. "This relationship leads to more successful, profitable projects as media and technology converge, taking our clients one step closer to the most comprehensive solutions."

ABOUT SHOOTING GALLERY

Shooting Gallery, Inc. is a premier provider of creative services to the entertainment and business industries, as it offers original solutions for the development and distribution of content and brand communications. With a holistic approach to content creation and third party productions in the film, television, commercial video, music and new business arenas, credits include Academy Award (R)-nominated You Can Count On Me and Croupier, and clients include Barclays, Saatchi & Saatchi, DDB, Publicis, Sony Music, Paramount and Warner Bros. With a network of media production centers that span more than 400,000 square feet across North America, Shooting Gallery acts as a destination where ideas and talent merge to create seamless solutions across new and traditional media platforms. For more information, please visit the company's web site at www.shootinggallery.com [http://www.shootinggallery.com/].



                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]


ABOUT ITEMUS

itemus provides Global 2000 clients with research, strategic services and technologies that harness the Internet for business innovation. Organizations gain competitive advantage from: itemus research that intersects corporate strategy, organizational change, and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next-generation solutions. itemus architects and delivers client-specific solutions by combining its own capabilities with a global network of partners. For more information, please visit the company's Web site at www.itemus.com [http://www.itemus.com]

The Toronto Stock Exchange and NASDAQ Over-the-Counter Bulletin Board has neither approved nor disapproved the information contained herein. Actual events or results may differ materially from those discussed in such forward-looking statements.

- 30 -

FOR FURTHER INFORMATION:

INVESTORS:

itemus Investor Relations Office, toll free at 1-888-894-9911 or:
investors@itemus.com [mailto:investors@itemus.com]

MEDIA:

Michael O'Connor Clarke, Vice President, Cohn & Wolfe at (416) 924-5700 x. 4079, or: michaelo@ca.cohnwolfe.com [mailto:michaelo@ca.cohnwolfe.com]


Sarah Cohn, Rubenstein Public Relations at 212.843.8045 or by email at scohn@rubensteinpr.com [mailto:scohn@rubensteinpr.com]

Ilana Lipson, Director Public Relations, Shooting Gallery at 212.905.2000 or by email at ilipson@shootinggallery.com [mailto:ilipson@shootinggallery.com]


                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]

                                                                     MAY 1, 2001
NEWS RELEASE



                  ITEMUS COMPLETES SHOOTING GALLERY ACQUISITION

COMPLETES PURCHASE OF AWARD-WINNING INTEGRATED MEDIA COMPANY WITH 2000 REVENUES
                         OF APPROXIMATELY US$24 MILLION

TORONTO, MAY 1, 2001 - itemus inc. (TSE:ITM, OTCBB:ITMUF), a business and technology innovator, today announced it has completed the acquisition of Shooting Gallery, Inc., the award-winning integrated media company.

itemus has acquired 100 per cent of the equity of Shooting Gallery in return for 71 million shares of itemus common stock at market value, and the assumption of a US$3 million non-interest bearing note due April 27, 2002. Since October 2000, itemus has invested US$14.9 million in working capital to fund revenue wins and a path to profitability by year end. Shooting Gallery's revenue for 2000 was approximately US$24 million.

itemus now adds Shooting Gallery's Media Production Centers, Commercial and Music Video Productions, Creative Agency and Entertainment divisions to further strengthen the company's expanding capabilities in combining rich content, technology and strategy for innovative client solutions. Larry Meistrich, CEO of Shooting Gallery, will be nominated to the itemus board of directors.

ABOUT SHOOTING GALLERY

Shooting Gallery, Inc. is a premier provider of creative services to the entertainment and business industries, as it offers original solutions for the development and distribution of content and brand communications. With a holistic approach to content creation and third party productions in the film, television, commercial video, music and new business arenas, credits include Academy Award (R)-nominated You Can Count On Me and Croupier, and clients include Barclays, Saatchi & Saatchi, DDB, Publicis, Sony Music, Paramount and Warner Bros. With a network of media production centers that span more than 400,000 square feet across North America, Shooting Gallery acts as a destination where ideas and talent merge to create seamless solutions across new and traditional media platforms. For more information, please visit the company's Web site at www.shootinggallery.com.

ABOUT ITEMUS

itemus provides Global 2000 clients with research, strategic services and technology that harnesses the Internet for business innovation. Organizations gain advantage from: itemus research that intersects corporate strategy, organizational change, and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next generation solutions. itemus architects and delivers client-specific solutions by combining its own


                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]

capabilities with a global network of partners. For more information, please visit the company's Web site at www.itemus.com

Neither the Toronto Stock Exchange and NASDAQ Over-the-Counter Bulletin Board have approved or disapproved the information contained herein. Actual events or results may differ materially from those discussed in such forward-looking statements.

                                     - 30 -

FOR FURTHER INFORMATION:

INVESTORS:

itemus Investor Relations Office, toll free at 1-888-894-9911 or:
investors@itemus.com

MEDIA:

Michael O'Connor Clarke, Vice President, Cohn & Wolfe at (416) 924-5700 x. 4079, or: michaelo@ca.cohnwolfe.com

Ilana Lipson, Director Public Relations, Shooting Gallery at 212.905.2000 or by email at ilipson@shootinggallery.com


                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]

                                                                     MAY 1, 2001
NEWS RELEASE



            ITEMUS TAKES UP NAME COMMON SHARES AND EXTENDS ITS OFFER
                                TO MAY 15, 2001

TORONTO, MAY 1, 2001 - itemus inc. (TSE:ITM, OTCBB:ITMUF) announced today that it has extended its existing offer to purchase all of the outstanding common shares and options and warrants to acquire common shares of NAME Inc. (TSE: NOM) on the basis of 0.9155 common shares of itemus inc. (as adjusted in accordance with the terms of the offer) for each common share of NAME until 5:00 p.m. (Toronto time) on May 15, 2001. In all other respects the Offer is unamended.

On April 30, 2001, itemus took up a further 2,845,190 common shares of NAME, representing 2.2% of the outstanding NAME common shares. Together with the 114,142,935 common shares previously acquired by itemus under the offer, itemus now owns 116,988,125 NAME common shares, representing approximately 89.7% of the outstanding shares.

The result of the acquisition by itemus of NAME will be a combined company that is a clear leader in the field of business model innovation with a unique focus on corporate transformation for global organizations. The application of such innovation is through unique advanced technology that constitutes itemus as being one of the first true end-to-end providers of business webs.

ABOUT NAME

Founded in 1994, NAME is one of the world's first Internet application integrators. NAME helps clients understand and take advantage of network technologies in electronic business, on-line publishing, knowledge management, and process reengineering. NAME's 100+ consultants average nearly 10 years' experience delivering reliable business applications to Fortune 2000 firms in the financial services, publishing, telecommunications, and other technology-intensive industries. NAME's approach emphasizes knowledge transfer through close collaboration with customer teams, augmented by professional training and documentation. NAME serves customers from its headquarters in Toronto as well as from offices in New York, Montreal, Boston, Washington, D.C., and Austin, TX.

ABOUT ITEMUS

itemus provides Global 2000 clients with research, strategic services and technologies that harness the Internet for business innovation. Organizations gain competitive advantage from: itemus research that intersects corporate strategy, organizational change, and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next-generation solutions. itemus architects and delivers client-specific solutions by combining its own capabilities with a global network of partners. For more information, please visit the company's Web site at www.itemus.com


                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]

The Toronto Stock Exchange and NASDAQ Over-the-Counter Bulletin Board has neither approved nor disapproved the information contained herein. Actual events or results may differ materially from those discussed in such forward-looking statements.

                                      -30-

CONTACTS:

INVESTORS:

itemus Investor Relations, toll free at 1-888-894-9911 or: investors@itemus.com [mailto:investors@itemus.com]
NAME Investor Relations, toll free at 1-866-626-3468 or:
investor.relations@name.net [mailto:investor.relations@name.net].

MEDIA: Michael O'Connor Clarke, Vice President, Cohn & Wolfe at (416) 924-5700
x. 4079, or: michaelo@ca.cohnwolfe.com [mailto:Rob_Ireland@ca.cohnwolfe.com]


                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]

NEWS RELEASE                                                        MAY 10, 2001


             NAME SELLS ITS 19.9% INTEREST BACK TO CONTINUA CAPITAL

TORONTO, ONTARIO, MAY 10, 2001- NAME Inc. ("NAME") (TSE: NOM), a leading e-business integrator, today announced that on May 8, 2001 it amicably divested itself from Continua Capital Inc. NAME's 19.9% stake was repurchased by Continua Capital for $152,175.00.

"We're pleased to have completed this additional housekeeping step as we continue to clarify NAME's corporate structure in preparation for the nearly complete merger with itemus," said Joseph Pilarski, Chairman and CEO of NAME

NAME Inc. would like to remind shareholders to tender their vote regarding the offer from itemus inc. (TSE:ITM, OTCBB:ITMUF) to purchase all of the outstanding common shares, warrants and options of NAME Inc.

The result of the pending acquisition by itemus of NAME will be a combined company that is a clear leader in the field of business model innovation with a unique focus on corporate transformation for global organizations. The application of such innovation is through unique advanced technology that constitutes itemus as being one of the first true end-to-end providers of business webs.

ABOUT NAME INC.

Founded in 1994, NAME is one of the world's first Internet application integrators. NAME helps clients understand and take advantage of network technologies in electronic business, on-line publishing, knowledge management, and process reengineering. NAME's 100+ consultants average nearly 10 years' experience delivering reliable business applications to Fortune 2000 firms in the financial services, publishing, telecommunications, and other technology-intensive industries. NAME's approach emphasizes knowledge transfer through close collaboration with customer teams, augmented by professional training and documentation. NAME serves customers from its headquarters in Toronto as well as from offices in New York, Montreal, Washington, D.C., and Chicago. For more information on NAME: in the United States, call 212.943.1010; in Canada, call 416.943.1010; or visit www.name.net [http://www.name.net].

ABOUT ITEMUS

itemus provides Global 2000 clients with research, strategic services and technologies that harness the Internet for business innovation. Organizations gain competitive advantage from: itemus research that intersects corporate strategy, organizational change, and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next-generation solutions. itemus architects and delivers client-specific solutions by combining its own capabilities with a global network of partners. Itemus wholly owned subsidiaries include: Digital 4Sight, Shooting Gallery and NAME. For more information, please visit the company's Web site at www.itemus.com [http://www.itemus.com]

The Toronto Stock Exchange and NASDAQ Over-the-Counter Bulletin Board has neither approved nor disapproved the information contained herein. Actual events or results may differ materially from those discussed in such forward-looking statements.


                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]

--30--

For further information
itemus Investor Relations, toll free at 1-888-894-9911 or: investors@itemus.com [mailto:investors@itemus.com]
NAME Investor Relations, toll free at 1-866-626-3468 or:
investor.relations@name.net [mailto:investor.relations@name.net].

Media:
Michael O'Connor Clarke, Vice President, Cohn & Wolfe at (416) 924-5700 x. 4079, or: michaelo@ca.cohnwolfe.com [mailto:michaelo@ca.cohnwolfe.com]



                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]

NEWS RELEASE                                                        MAY 10, 2001
------------



       ITEMUS ANNOUNCES ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS


TORONTO, MAY 10, 2001 - itemus inc. (TSE:ITM, OTCBB:ITMUF), a business and technology innovator, will hold its Annual General and Special Meeting of Shareholders, on Thursday, June 14, 2001 at 11:00 am, at the Design Exchange, 234 Bay Street, in Toronto, Ontario. The meeting will be open to current and prospective shareholders, analysts, media representatives and other interested parties.

Mr. Don Tapscott, Chairman of the Board, and Mr. James Tobin, President and Chief Executive Officer, will review the important events and financial highlights of the past fiscal year and present an overview of the company's objectives for 2001.

For the benefit of shareholders and other parties unable to attend, the meeting will also be webcast live via: http://www.itemus.com.

Business and financial media representatives are invited to meet with members of itemus' management following the close of the meeting at 12:30 pm.


      WHAT:       ANNUAL GENERAL AND SPECIAL MEETING
                  OF SHAREHOLDERS OF ITEMUS

      WHERE:      THE DESIGN EXCHANGE
                  SECOND FLOOR,
                  234 BAY STREET,
                  TORONTO M4A 3N3

                  Simultaneous live webcast available at: http://www.itemus.com

      WHEN:       THURSDAY, JUNE 14, 2001; 11:00 AM EDT


ABOUT ITEMUS

itemus provides Global 2000 clients with research, strategic services and technology that harnesses the Internet for business innovation. Organizations gain advantage from: itemus research that intersects corporate strategy, organizational change, and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next generation solutions. itemus architects and delivers client-specific solutions by combining its own capabilities with a global network of partners. For more information, please visit the company's Web site at www.itemus.com



                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]

NEWS RELEASE                                                        MAY 17, 2001


                      ITEMUS COMPLETES ACQUISITION OF NAME

TORONTO, May 16 /CNW/ - itemus inc. (TSE:ITM, OTCBB:ITMUF) announced today that it has completed the take up of outstanding common shares of NAME Inc. (TSE:
NOM) tendered to itemus' offer to purchase, which expired at 5:00 p.m. EDT on May 15, 2001.

As a result of the completion of the Offer, itemus now owns 120.2 million common shares of NAME Inc., representing 92.2 per cent of the total 130.4 million outstanding common shares of NAME. itemus will now purchase the balance of the outstanding NAME shares, exercising its compulsory acquisition rights under the provisions of the Canada Business Corporations Act.

The result of the acquisition by itemus of NAME will be a combined company that is a clear leader in architecting and building innovative business models through unique advanced technology that constitutes itemus as being one of the first true end-to-end providers of business webs and corporate transformations. Itemus' deep experience in delivering high-end solutions provides strategic business and technology architectures that ensures Global 2000 organizations are competitive in today's Internet-based economy.

ABOUT ITEMUS

itemus provides Global 2000 clients with research, strategic services and technologies that harness the Internet for business innovation. Organizations gain competitive advantage from: itemus research that intersects corporate strategy, organizational change, and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next-generation solutions. itemus architects and delivers client-specific solutions by combining its own capabilities with a global network of partners. itemus wholly owned subsidiaries include: Digital 4Sight, Shooting Gallery and NAME. For more information, please visit the company's Web site at www.itemus.com

The Toronto Stock Exchange and NASDAQ Over-the-Counter Bulletin Board has neither approved nor disapproved the information contained herein. Actual events or results may differ materially from those discussed in such forward-looking statements.


-30-

For further information: Investors: itemus Investor Relations, toll free at 1-888-894-9911 or: investors@itemus.com; Media: Michael O'Connor Clarke, Vice President, Cohn & Wolfe at (416) 924-5700 x. 4079, or: michaelo@ca.cohnwolfe.com




                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                             [itemus Letterhead]

NEWS RELEASE                                                        MAY 17, 2001



                      ITEMUS COMPLETES PLANNED INTEGRATION

TORONTO, MAY 16 /CNW/ - ITEMUS INC. (TSE:ITM, OTCBB:ITMUF), a business and technology innovator, announced today it has completed its planned internal reorganization. The reorganization consolidates operations following the company's recent mergers and acquisitions of three firms in four months - Digital 4Sight Corporation, Shooting Gallery Inc., and NAME Inc. The streamlining is designed to consolidate internal back-office support functions, tighten business unit performance and align with itemus' strategy to deliver more recurring types of revenues. As such, itemus has been able to reduce staff at all levels by approximately eighty employees, representing 20% of the total workforce. The company expects to take a one-time restructuring charge of US$3.5 million in the current fiscal quarter related to this consolidation. "We have acted swiftly following these successful acquisitions to ensure our combined organization is efficient and focused," said Jim Tobin, itemus' President and Chief Executive Officer. "We now have all of the itemus operations aligned around common objectives, revenue targets and profit levels."

ABOUT ITEMUS

itemus provides Global 2000 clients with research, strategic services and technologies that harness the Internet for business innovation. Organizations gain competitive advantage from: itemus research that intersects corporate strategy, organizational change, and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next-generation solutions. itemus architects and delivers client-specific solutions by combining its own capabilities with a global network of partners. itemus wholly owned subsidiaries include: Digital 4Sight, Shooting Gallery and NAME. For more information, please visit the company's Web site at www.itemus.com

The Toronto Stock Exchange and NASDAQ Over-the-Counter Bulletin Board has neither approved nor disapproved the information contained herein. Actual events or results may differ materially from those discussed in such forward-looking statements.


-30-

For further information: Investors: itemus Investor Relations Office, toll free at 1-888-894-9911 or: investors@itemus.com; Media: Michael O'Connor Clarke, Vice President, Cohn & Wolfe, at (416) 924-5700 x. 4079, or:
michaelo@ca.cohnwolfe.com



                  itemus inc              |  office:  416-203-2262
                  the exchange tower      |  fax:     416-203-8737
                  p.o box 174, suite 640  |  www.itemus.com
                  toronto, on  m5x 1c7    |

                                                                   [ITEMUS LOGO]


                                   itemus inc.



                      ------------------------------------

                             ANNUAL INFORMATION FORM

                      For the year ended December 31, 2000

                      ------------------------------------




                                  May 15, 2001

                               TABLE OF CONTENTS

PRELIMINARY NOTES...........................................................   3

THE CORPORATION ............................................................   4

DEVELOPMENT OF THE BUSINESS.................................................   4

DESCRIPTION OF THE BUSINESS.................................................   6

SELECTED CONSOLIDATED FINANCIAL INFORMATION.................................   7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............................   8

MARKET FOR SECURITIES.......................................................   9

DIRECTORS AND OFFICERS......................................................   9

ADDITIONAL INFORMATION......................................................  10

PRELIMINARY NOTES

INCORPORATION OF ANNUAL REPORT

Attached to and forming part of this Annual Information Form is the Corporation's 2000 Annual Report to Shareholders (the "Annual Report") containing the consolidated financial statements of the Corporation for the years ended December 31, 2000 and December 31, 1999 (the "Consolidated Financial Statements") and Management's Discussion and Analysis.

REPORTING CURRENCY AND FINANCIAL INFORMATION

The Corporation's functional currency changed to Canadian dollars effective July 1, 2000. Prior to this change, the United States dollar had been used as the measurement and reporting currency. The Corporation has retained the use of the United States dollar for reporting purposes and as a result, all monetary references in this Annual Information Form are in United States dollars unless otherwise stated. Canadian dollar amounts are preceded by "Cdn.".

The following table sets forth the Canadian dollar expressed in United States dollars at the end of the year, and the average, high and low exchange rates during the year.


                                          FOR THE YEAR ENDED DECEMBER 31,
                      2000                1999             1998             1997               1996
-----------------------------------------------------------------------------------------------------
Closing              $0.6666             $0.6929          $0.6522          $0.66905           $0.7296
Average               0.6736              0.6730           0.6743           0.72233            0.7334
High                  0.6973              0.6935           0.7123           0.74239            0.7526
Low                   0.6413              0.6462           0.6312           0.66905            0.7212

As of May 15, 2001, the noon rate of exchange as reported by the Bank of Canada was $1.00 = Cdn. $1.5491 or Cdn. $1.00 = $0.6455.

All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). As described in Note 12 to the consolidated financial statements these principles, as applied to the Corporation which, except as summarized, conform, in respect of these statements, in all material respects with United States generally accepted accounting principles ("US GAAP").

THE CORPORATION



The Corporation, formerly a British Columbia company, was continued under the Canada Business Corporations Act on May 13, 1994. Pursuant to Articles of Amendment effective April 26, 2000, the Corporation changed its name from "Vengold Inc." to "itemus inc.".

The Corporation's principal offices are located at Suite 1688, 200 Burrard Street, Vancouver, British Columbia (the registered office) and at 207 Queens Quay West, Suite 550, Toronto, Ontario.

As of December 31, 2000, the only material subsidiaries of the Corporation were itemus Solutions Inc. (formerly Intrasoft Technologies Inc.), ideapark.com Ventures Inc., 1355447 Ontario Inc., Exceleration.net Incorporated, MoSHON Digital Media Incorporated, each of which is 100% owned by the Corporation.


DEVELOPMENT OF THE BUSINESS

GENERAL

Resulting from the implementation of its new business strategy, the Corporation's future initiatives will support its goal of providing Global 2000 clients with research, strategic services and technologies that harness the Internet for business innovation. The Corporation will seek to provide a competitive advantage to its clients through: research that intersects corporate strategy, organizational change and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next-generation solutions.

The business of the Corporation prior to 2000 consisted of the mining, exploration and development of precious metals properties. The Corporation announced a change in its strategic focus from mining to the Internet technology sector on December 9, 1999 with the sale of the Corporation's remaining mining interests being completed during the 2000 fiscal year.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

The Corporation made five significant acquisitions during 2000 for aggregate consideration of $19.3 million. Of this total, $18.4 million was funded through the issuance of Common Shares and share purchase warrants and $900,000 was paid in cash.

These acquisitions are summarized as follows:

     o itemus Solutions (formerly Intrasoft Technologies), a software development and Internet services company that develops web applications and solutions for business, for $1.2 million;

     o ideaPARK.com, an Internet and e-commerce incubator company in the business of initiating, developing and accelerating businesses which are still in the initial, preliminary or early stages of development, for $3 million;

     o 1355447 Ontario, an Internet and e-commerce investment firm with opportunities in e-commerce and next generation networking companies, for $5.4 million;

     o Exceleration.net, a privately-held Internet services and e-commerce investment holding company with opportunities to acquire interests in, or enter into strategic alliances with a number of next generation networking companies, for $9 million; and

     o MoSHON Digital, a company focussed on developing branding, digital streaming and compression technology for broadcast, for $800,000.

On April 13, 2000 the Corporation acquired a 15% interest in Datagistics Corporation for cash of $3.7 million, 4,437,500 Common Shares and 800,000 common share purchase warrants valued at $9.4 million. The Common Shares were issued upon the exercise of previously issued special warrants. As a condition of the purchase the Corporation agreed that if any Common Shares received upon exercise of the special warrants were sold for net proceeds of less than $2.00 per share the Corporation would pay the amount of the shortfall. As at December 31, 2000, the contingent liability related to this investment totalled $7.5 million based on the Corporation's closing market price of the Common Shares on December 31, 2000.

During fiscal 2000 the Corporation disposed of its remaining 5% interest in the Lihir gold project for total proceeds of $15.8 million resulting in a loss of $17.6 million.

Subsequent to December 31, 2000, the Corporation made the following significant acquisitions:

On January 19, 2001 the Corporation completed the acquisition of Digital4Sight Corporation, a digital consulting and research firm. The Corporation paid an aggregate purchase price of $24.5 million consisting of $3.3 million principal amount of non-interest bearing notes due 2003 which are convertible into Common Shares of the Corporation on the basis of Cdn.$0.56 per Common Share, 47 million Common Shares of the Corporation and cash of $1.7 million.

On February 19, 2001 the Corporation announced its intention to acquire NAME Inc. ("NAME"), an information technology developer and integrator. As at the date hereof the Corporation had acquired, by way of share exchange takeover bid on the facilities of The Toronto Stock Exchange, a total of 120,216,928 common shares of NAME or 92.2% of its outstanding common shares which have been exchanged for the Corporation's Common Shares based on an exchange ratio of
0.9155 Common Shares of the Corporation for each common share of NAME. The Corporation currently intends to acquire the remaining common shares of NAME pursuant to the compulsory acquisition provisions of the Business Corporations Act (Ontario).

On May 1, 2001 the Corporation acquired 100 per cent of the equity of Shooting Gallery, Inc. ("Shooting Gallery"). Shooting Gallery is a privately-held company that provides a full range of traditional and digital services for the converging rich media marketplace. On closing of this transaction the Corporation will issue 71 million Common Shares and assume a $3 million non-interest bearing note due April 27, 2002. The 71 million Common Shares that will be issued in connection with the acquisition are subject to custodial holding and lock-up agreements. Since October 2000, the Corporation has provided $14.9 million to Shooting Gallery for purposes of funding its current and future growth initiatives.

DESCRIPTION OF THE BUSINESS

The Corporation provides Global 2000 clients with research, strategic services and technologies that harness the Internet for business innovation. The Corporation will seek to provide a competitive advantage to its clients through: research that intersects corporate strategy, organizational change and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next-generation solutions.

RESEARCH

itemus researches the changing world of technology and business strategy and produces intellectual property that leads itemus' direction. The research services provide pre-competitive advantages to Global 2000 organizations searching new opportunities in increasingly competitive markets. Our investment and solutions activities are based on itemus' extensive understanding of Internet business and technology evolution. itemus revenue is generated from intellectual property in the form of licensable methodologies for consulting, executive education and software design. itemus research also drives our own business strategy to build competitive advantages across all itemus business units. The recent merger with Digital 4Sight has created a combined knowledge and talent pool that positions itemus as a global thought leader on how organizations harness the Internet.

STRATEGIC SERVICES

itemus' strategic services provide tailored guidance to Global 2000 organizations seeking lasting business and financial success. itemus helps clients design, assemble and build high-performance business models including rich customer experiences, enhanced human capital and deep partner relationships. Shifting to Internet-based, networked business models itemus enable clients to differentiate themselves, increase customer value to and reduce costs. itemus delivers comprehensive solutions that combine a unique mix of strategy consulting from Digital 4Sight, managed customer experiences from Shooting Gallery, and solutions implementation from itemus solutions and NAME. itemus possesses additional strengths in financial engineering, technology prototyping, inter-enterprise process integration, and transaction security.

TECHNOLOGY

The technologies development group of itemus designs, assembles and builds secure, digital process automation applications that enable corporations to succeed in the digital economy. Our leading products include applications for initiating and maintaining customer relationships, conducting secure transactions and deploying business processes at the edge of the network. The technologies development group of itemus designs or helps design applications from a uniquely rich research and customer experience base, accessing key business and technology trends. Our solutions draw on technologies acquired through the itemus ventures investment portfolio, as well as from internal research and development initiatives. itemus' growing portfolio of investments provide clients with access to emerging technologies from the front lines of the new economy. Specific areas of focus include wireless networking, collaborative commerce, and Internet infrastructure and security applications.

As at December 31, 2000, the Corporation had 90 employees.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information of the Corporation for, and as of the end of, each of the last three fiscal years ended December 31, 2000. The financial information is derived from the Consolidated Financial Statements of the Corporation, which have been audited by Deloitte & Touche LLP. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation contained in the Annual Report incorporated by reference.

The Corporation's functional currency changed to Canadian dollars effective July 1, 2000. Prior to this change, the United States dollar had been used as the measurement and reporting currency. The Corporation has retained the use of the United States dollar for reporting purposes and as a result, all monetary amounts in the Consolidated Financial Statements have been stated in US dollars.

The Consolidated Financial Statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles, as applied to the Corporation which, except as summarized, conform, in respect of these statements, in all material respects with United States generally accepted accounting principles ("US GAAP").

Selected consolidated financial information for the three years preceding December 31, 2000 in accordance with Canadian GAAP is as follows (expressed in thousands of United States dollars except per share amounts):


                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                         2000                1999                 1998
-------------------------------------------------------------------------------------------------------
Operating summary
  Revenue                                                 3,110                 --                   --
  Gross Margin                                              800                 --                   --
  Loss from operations                                   (9,908)            (2,840)              (3,087)
  Loss from continuing operations                       (25,481)            (2,298)              (2,887)
  Loss from discontinued operations                     (18,302)          (105,487)             (11,502)
  Net Loss                                              (43,783)          (107,785)             (14,389)
  Loss per share from continuing operations               (0.15)             (0.02)               (0.02)
  Loss per share from discontinued operations             (0.10)             (0.73)               (0.09)
  Net loss per share                                      (0.25)             (0.75)               (0.11)



                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                      2000                     1999               1998
--------------------------------------------------------------------------------------------------------
Balance sheet
  Working capital                                    12,283                    1,191               2,964
  Total assets                                       63,527                   45,050             329,402
  Liabilities of discontinued operations                 --                       --             176,540
  Shareholder equity                                 61,454                   34,995             142,780

Selected consolidated financial information of the Corporation for each of the last eight quarters ending December 31, 2000 is as follows (unaudited - expressed in thousands of United States dollars except per share amounts):


                                                         FIRST              SECOND           THIRD             FOURTH
                                                        QUARTER            QUARTER          QUARTER           QUARTER
---------------------------------------------------------------------------------------------------------------------
2000
    Revenue                                                 101               330              671              2,008
    Gross Margin                                             19               119              181                481
    Loss from continuing operations                      (1,416)           (2,334)          (3,101)           (18,630)
    Loss from discontinued operations                   (18,302)               --               --                 --
    Net loss                                            (19,980)           (2,227)          (3,101)           (18,475)
    Net loss per share                                    (0.14)            (0.01)           (0.02)             (0.08)

1999
    Revenue                                                  --                --               --                 --
    Gross Margin                                             --                --               --                 --
    Loss from continuing operations                        (941)             (652)            (338)              (367)
    Loss from discontinued operations                   (15,821)          (25,615)         (33,026)           (31,025)
    Net loss                                            (16,762)          (26,267)         (33,365)           (31,391)
    Net loss per share                                    (0.12)            (0.18)           (0.23)             (0.22)



The Corporation has not paid any dividends on its outstanding Common Shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares of the Corporation is within the discretion of the Corporation's Board of Directors and will depend upon the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Corporation. At the present time the Corporation's anticipated capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the further development of its business.

The Corporation is limited in its ability to pay dividends on its Common Shares by limitations under applicable corporate law relating to the sufficiency of profits from which dividends may be paid. Under the applicable corporate law the declaration of a dividend is authorized by resolution of the board of directors. Under such laws the directors of a company who vote for or consent to a resolution authorizing the payment of a dividend incur joint and several personal liability if at the time that the dividend is declared the company is insolvent or the payment of the dividend renders the company insolvent.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Incorporated by reference from pages 18 to 30 of the Annual Report under the heading "Management's Discussion and Analysis".

MARKET FOR SECURITIES

The Corporation's Common Shares are listed for trading on The Toronto Stock Exchange and the Australian Stock Exchange under the symbol "ITM" and are quoted on the Berlin Stock Exchange under the symbol "VEI". The Corporation's shares also trade on the Nasdaq Over-the-Counter Bulletin Board under the symbol "ITMUF".


DIRECTORS AND OFFICERS

The following table provides the names and municipalities of residence of the directors and senior executive officers of the Corporation, their positions with the Corporation, their principal occupations during the last five years and the date on which each director first became a director of the Corporation. Directors are elected for one year terms or until his successor is elected or appointed.

==============================================================================================================================
NAME AND RESIDENCE         POSITION WITH THE CORPORATION     PRINCIPAL OCCUPATION FOR THE PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------

Don Tapscott               Chairman                          Chairman of the Corporation since January,2001. Co-Founder and
Toronto, Canada            Director since January 24, 2001   Chairman of Digital 4Sight Corporation from April 1994 to January
                                                             2001. From 1993 to present Founder and President of New Paradigm
                                                             Learning Corporation. From 1986 to 1993 was Vice President,
                                                             Technology Worldwide DMR Group.
------------------------------------------------------------------------------------------------------------------------------

Ian W. Telfer              Vice-Chairman                     Vice Chairman of the Corporation since January 2001; Chairman of
West Vancouver, Canada     Director since April 1, 1993      the Corporation from February 2000 to January 2001; President and Chief Executive Officer of the Corporation from April 1993 to
                                                             February 2000.
------------------------------------------------------------------------------------------------------------------------------

James E. Tobin             President and Chief Executive     President and Chief Executive Officer of the Corporation since
Unionville, Canada         Officer                           February 2000; President and Chief Operating Officer of
                           Director since February 15,       Hummingbird Communications Inc. from June 1999 to November 1999;
                           2000                              Chairman of BCE Emergis from December 1998 to March 1999;
                                                             Executive Vice President of BCE Inc. from December 1997 to
                                                             December 1998; 1989 to 1996, Senior Engagement Manager with
                                                             McKinsey & Company.
------------------------------------------------------------------------------------------------------------------------------

Dennis R. Wing            Director since December 10, 1999   Director of International Operations for Fahnestock & Co. Inc.,
Toronto, Canada                                              a U.S. investment bank since June 1999. From 1985 to May 1999 he was an officer and board member of First Marathon Securities
                                                             Limited and served as Director of International Operations. Mr.
                                                             Wing also serves on the Board of Directors of Cryptologic Inc., an Internet gaming company; WaveRider, a wireless web company, the University of Waterloo and the Canadian Paraplegic
                                                             Foundation.
------------------------------------------------------------------------------------------------------------------------------

Albert Gnat, Q.C.          Director since April 26, 2000(1)  Partner, Lang Michener, Barristers & Solicitors. Mr. Gnat also
Caledon,Canada                                               serves as a director of a number of other public and private companies.
------------------------------------------------------------------------------------------------------------------------------

Mark G. Maybank            Executive Vice President and      Chief Operating Officer since February 2001; Executive Vice
Toronto, Canada            Chief Operating Officer           President of the Corporation since February 2000; Research
                           Director since February 15, 2000  Analyst with Yorkton Securities Inc., a technology focussed investment bank, from January 1998 to February 2000; Vice
                                                             President Finance and Chief Financial Officer of ECS Enhanced
                                                             Cellular Systems, a cellular service provider, from December 1996 to October 1997; prior to December 1996, held various positions with Deloitte & Touche LLP, an international accounting and consulting firm.
------------------------------------------------------------------------------------------------------------------------------

David Booth                Director since December 11, 2000  President and Managing Director of Compaq Canada since May 2000;
Toronto, Canada                                              prior thereto Vice President, North America, High Performance
                                                             Systems for Compaq Computer Corporation
------------------------------------------------------------------------------------------------------------------------------

==============================================================================================================================
NAME AND RESIDENCE         POSITION WITH THE CORPORATION     PRINCIPAL OCCUPATION FOR THE PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------

David Ticoll               Director since January 24, 2001   Executive Vice President, Chief Strategy Officer of the
Toronto, Canada                                              Corporation since January 2001; Co-Founder and Chief Executive
                                                             Officer of Digital4Sight Corporation from April 1994 to January
                                                             2001.
------------------------------------------------------------------------------------------------------------------------------

Aris Kekedjian             Executive Vice-President and      Executive Vice President of the Corporation since May 2000;
Minneapolis, United        Chief Development Officer         Senior Vice President, Global Business Development and
States                                                       Strategic Planning and Managing Director - Latin America of GE
                                                             Capital Fleet Services from July 1997 to April 2000; Vice
                                                             President, Finance Quality of GE Capital Corporation from March
                                                             1996 to June 1997; Executive Audit Manager, GE Company from
                                                             September 1994 to February 1996.
------------------------------------------------------------------------------------------------------------------------------

Giulio T. Bonifacio        Vice President, Finance and       Vice President, Finance and Corporate Secretary of the
Vancouver, Canada          Corporate Secretary               Corporation since February 2000; Vice President, Treasurer and
                                                             Secretary of the Corporation since March 1997 and Treasurer and
                                                             Secretary since 1994.
==============================================================================================================================


Note:

(1) Mr. Gnat resigned as a director on November 17, 2000 and was re-appointed as a director on April 12, 2001.

At May 15, 2001, the directors and officers of the Corporation beneficially owned, directly or indirectly, or exercised control over 20.4% of the issued and outstanding Common Shares, or 17.3% after giving effect to the issuance of Common Shares to be issued in connection with the acquisition of Shooting Gallery.

The Corporation currently has three committees, a compensation committee, audit committee and nomination committee. The compensation and audit committees are comprised of Ian W. Telfer, Dennis R. Wing and Albert Gnat. The nomination committee is comprised of Messrs. Wing and Gnat.


ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

There are no material pending or threatened legal proceedings to which the Corporation or any of its subsidiaries is a party or to which any of their respective properties is subject other than the following claims against the Corporation's recently acquired subsidiary NAME:

(i) NAME has been named as a defendant in two wrongful dismissal actions brought by two former employees. The claims are for an aggregate of approximately $2 million. The Corporation intends to defend against these actions.

(ii) NAME has been named as a co-defendant in a suit claiming damages of $2 million relating to the misappropriation of intellectual property. The alleged misappropriation was made by a company in which NAME is a shareholder and it is based on this relationship that NAME has been named in this suit. NAME is in the process of bringing a motion in U.S. Federal Court to have the lawsuit dismissed against NAME on the basis that there is no reasonable cause of action against NAME.

OTHER

The Corporation shall provide to any person or company, upon request to the Corporate Secretary of the Corporation:

     (a) when the securities of the Corporation are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus,

          (i) one copy of this Annual Information Form, together with one copy of any document or the pertinent pages of any document incorporated by reference herein;

          (ii) one copy of the comparative financial statements of the Corporation for its most recently completed fiscal year together with the accompanying report of the auditors and one copy of any interim financial statements which have been filed, if any, for any period after the end of the Corporation's most recently completed fiscal year;

          (iii) one copy of the information circular of the Corporation pertaining to the most recently called annual meeting of its shareholders which involves the election of directors; and

          (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

     (b)  at any other time, one copy of any other documents referred to in
          (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Corporation.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the comparative financial statements for the Corporation's most recently completed fiscal year.

-------
   1
-------
                  FIRST QUARTER REPORT
                  FOR THE THREE MONTHS ENDED
                  MARCH 31, 2001


                  [ITEMUS LOGO]

MESSAGE TO SHAREHOLDERS

To our shareholders and other stakeholders:

I'm pleased to report the progress of itemus for the period ended March 31, 2001. Revenue for the quarter was $2.8 million, up from $2.0 million for the previous quarter, an increase of 40 per cent. Cost of revenue for the quarter was approximately $1.5 million. The loss from operations, before depreciation and amortization of goodwill was $2.7 million ($0.01 per share).

Other expenses for the first quarter, including administration and business development, totalled $4.1 million reflecting the considerable merger and acquisition activity involved in building the business during the quarter. Goodwill amortization was $2.6 million resulting in a net loss for the quarter of $5.6 million ($0.02 per share).

The itemus balance sheet included $22.6 million of cash and cash equivalents as of March 31, 2001, in addition to approximately $9.8 million in accounts receivable. Our total investments at the end of the first quarter were $48.8 million.

The first quarter of 2001 saw us complete the build out phase of itemus' early growth. We have followed a phased plan to build both a strong company and a strong revenue pipeline. Much of the revenue in the first quarter consisted of "Start-up Phase" engagements with Global 2000 and technology leader clients, including such companies NAV Canada, Merrill Lynch, MatrixOne, World Bank and Royal Dutch/Shell. Each of these initial projects carries the potential of larger mandates in the future.

During the first quarter, we completed a merger with Digital 4Sight, one of the world's leading digital economy consulting and research firms. This merger has already driven increased benefits through the strength of Digital 4Sight's research and consulting business. The position of influence held by Digital 4Sight was demonstrated in March when we entered into a strategic alliance with Siebel Systems, the world's leading provider of eBusiness applications software.

Subsequent to the end of the quarter, we also announced the completion of our acquisitions of Shooting Gallery and NAME. Following these acquisitions, we were able to reduce personnel and related costs by approximately twenty per cent.

Since the end of the first quarter itemus has incurred significant one-time cash outflows, related primarily to the absorption of operating costs for newly acquired businesses. The sale of certain assets assumed through the acquisition of Shooting Gallery is taking longer than we anticipated. Also, Datagistics Corporation recently exercised its right to call on further investment from itemus, requiring $3.6 million to be paid in the second quarter, with $3.8 million deferred until 2002. To offset these developments and support the current accelerated rate of growth, we will require access to additional capital before the end of the year.

I am confident that we will be able to fund our continued growth. Our second quarter revenues look to be greater than US$10 million, demonstrating that we have built a sizable and growing business with a clear operating path to profitability.

In closing, I'd like to extend personal thanks to the many stakeholders who helped with our progress in this quarter and welcome new shareholders coming into the fold from our Digital 4Sight merger, NAME and Shooting Gallery acquisitions.

Once again, the hard work, commitment and creative excellence displayed by our own employees and by the outstanding people in our portfolio companies deserves particular recognition. We look forward to reporting further achievements as they occur.


Sincerely yours,



(Signed) Jim Tobin,
President and Chief Executive Officer
May 28, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Corporation including the notes thereto for the three months ended March 31, 2001 and should also be read in conjunction with the audited consolidated financial statements and the management and discussion and analysis for the year ended December 31, 2000 as set out in the Corporation's 2000 Annual Report.

The Corporation's functional currency changed to United States dollars on March 30, 2001. Prior to this change, the Canadian dollar had been used as the measurement currency. Under Canadian generally accepted accounting principles, the Corporation's consolidated financial statements for all periods up to March 30, 2001 have been translated into United States dollars using the closing spot United States and Canadian exchange rate of $1.00 = Cdn.$1.5763. The Corporation retains the use of the United States dollar for reporting purposes and as a result, all monetary references in the management discussion and analysis are in United States dollars unless otherwise stated.

THREE MONTHS ENDED MARCH 31, 2001 AND THREE MONTHS ENDED MARCH 31, 2000

RESULTS FROM OPERATIONS

REVENUE

Revenues for the three months ended March 31, 2001 were $2,807,147 compared to $101,511 for the comparable period in 2000.

Revenue for the three months ended March 31, 2001 reflected the consolidation of operations of Digital 4Sight Corporation ("Digital 4Sight") which was acquired on January 19, 2001. Revenue for the three months ended March 31, 2001 consisted primarily of start-up phase engagements with Global 2000 and technology leader clients.

Cost of revenue for the three months ended March 31, 2001 was $1,458,519 for a gross margin of $1,348,628 or 48% of revenue in 2001. Operations for the comparable period are not representative due to the start up of operations and change of business activities in 2000.

NET LOSS

A net loss of $5,575,725 ($0.02 per share) was recorded in 2001 compared to a net loss of $19,980,413 ($0.14 per share) in 2000.

The net loss for the three months ended March 31, 2001 was primarily attributable to a loss from operations of $2,745,694 and amortization of goodwill totalling $2,601,879. Other expenses totalling $4,094,322 reflected the increased transaction levels resulting from the Corporation's recent acquisitions.

A net loss of $19,980,413 was recorded in 2000, which was primarily attributable to a loss from discontinued operations of $18,563,619.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's cash position was $22,583,217 at March 31, 2001, compared to $13,720,996 at December 31, 2000. For the three months ended March 31, 2001 cash used in operating activities totalled $3,076,626 compared to $28,835 for the comparable period in 2000. The increased use of cash reflected the higher operating expenditures resulting from increased transaction levels.

During the quarter the Corporation invested a total of $6,708,775 towards investments and received $18,729,613 in cash acquired on the acquisition of NAME Inc., Digital 4Sight Corporation and NetCertainty Inc. Of the total consideration paid for these acquisitions a total of $2,073,377 represented cash consideration with $41,434,309 funded through the issuance of common shares and a further $5,073,743 through the issuance of convertible notes and equity instruments.

These acquisitions were completed for total consideration of $48,581,429 and are summarized as follows:

     - Digital 4Sight Corporation, a digital economy consulting and research firm, for $23,007,806;

     - NetCertainty Inc., providing digital identity hosting services for individuals and organizations in the business-to-business e-marketplace, for $831,950; and,

     - NAME Inc., an information technology developer and integrator, for $24,741,673.

The acquisition of NAME represents the acquisition of 67% of the Company as at March 31, 2001. As at May 15, 2001 the Corporation had acquired 92.2% of NAME and proposes to acquire the remaining interest pursuant to compulsory acquisition rights under the provisions of the Business Corporations Act (Ontario). As at March 31, 2001 the Corporation had issued 79,592,447 Common Shares with a further 39,756,031 Common Shares issued and to be issued on completion of the 100% acquisition of NAME.

Additional disclosures related to these acquisitions are provided in Note 4 to the Corporation's interim financial statements.

SUBSEQUENT EVENTS

On May 1, 2001, the Corporation completed the acquisition of 100% of Shooting Gallery, a privately-held company that provides a full range of traditional and digital services for the converging rich media marketplace. The Corporation paid an aggregate purchase price of $35.3 million consisting of 71,000,000 common shares of the Corporation, the assumption of $3 million in non-interest bearing debt due April 27, 2002 and the Corporation has provided a further $14.9 million for purposes of funding Shooting Gallery's current and future growth initiatives. More information about the Shooting Gallery acquisition is provided in Note 7 to the Corporation's interim financial statements.

On May 16, 2001, the Corporation announced the completion of its restructuring plan to consolidate operations following the Corporation's recent acquisitions of Digital 4Sight and NAME. The Corporation will record a one-time restructuring charge of $3.5 million in the three month period ended June 30, 2001 relating specifically to the restructuring of Digital 4Sight and NAME.

RISKS AND UNCERTAINTIES

Subsequent to March 31, 2001 the Corporation incurred significant one time cash outflows, related primarily to the absorption of operating costs of its newly acquired businesses. Additionally, the sale of certain assets assumed through the acquisition of Shooting Gallery are taking longer than anticipated while Datagistics Corporation recently exercised its right to call on further investment from the Corporation, requiring $3.6 million to be paid prior to December 31, 2001 with the remainder of $3.8 million to be paid on or before December 31, 2002. As a result of these recent developments, the Corporation will require additional funding before the end of the year. Additional information is provided in Note 3 to the Corporation's interim financial statements.

Although the Corporation is confident that adequate capital will be raised, there can be no assurances that financings and or asset sales can be completed on favourable terms. Additional information is provided in Note 2(a) to the Corporation's interim financial statements.

Additional information relating to risks and uncertainties are provided in the Corporation's 2000 Annual Report.

FORWARD LOOKING INFORMATION

From time to time, the Corporation may publish forward-looking statements relating to such matters as expected financial performance and developmental activities. These statements involve risk and uncertainties, including but not limited to the risk factors previously discussed. Actual results could differ materially from those projected as a result of these risks and should not be relied upon as a prediction of future events. The Corporation undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made, or to reflect the occurrence of unanticipated events.

ITEMUS INC. (FORMERLY VENGOLD INC.)
CONSOLIDATED BALANCE SHEETS
(IN UNITED STATES DOLLARS)
(UNAUDITED)


                                                                     MARCH 31,                  DECEMBER 31,
                                                                          2001                          2000
-------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash and cash equivalents                                     $   22,583,217                 $  13,720,996
  Accounts receivable
                                                                     9,751,636                       634,782
-------------------------------------------------------------------------------------------------------------


                                                                    32,334,853                    14,355,778

INVESTMENTS (NOTE 3)                                                48,756,299                    41,665,319

GOODWILL                                                            40,103,169                     6,453,303

CAPITAL ASSETS                                                       2,456,233                     1,052,330
-------------------------------------------------------------------------------------------------------------

                                                                $  123,650,554                 $  63,526,730
-------------------------------------------------------------------------------------------------------------

LIABILITIES

CURRENT
  Accounts payable                                              $   12,376,380                 $   2,072,609
  Deferred revenue                                                   2,276,387
  Current portion of convertible notes (Note 5)                      1,928,888                            --
-------------------------------------------------------------------------------------------------------------

                                                                    16,581,655                     2,072,609

LONG TERM DEBT                                                       3,810,717                            --

CONVERTIBLE NOTES (NOTE 5)                                           1,285,593                            --

NON CONTROLLING INTEREST TO BE ACQUIRED (NOTE 4)                     6,995,473                            --
-------------------------------------------------------------------------------------------------------------

                                                                    28,673,438                     2,072,609
-------------------------------------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY

CAPITAL STOCK (NOTE 6)
                                                                   143,977,237                   106,737,779

SHARE PURCHASE WARRANTS AND OTHER EQUITY INSTRUMENTS                 2,694,532                       835,270

DEFICIT                                                            (51,694,653)                  (46,118,928)
-------------------------------------------------------------------------------------------------------------

                                                                    94,977,116                    61,454,121
-------------------------------------------------------------------------------------------------------------

                                                                $  123,650,554                 $  63,526,730
-------------------------------------------------------------------------------------------------------------

Future operations (note 2(a))

ITEMUS INC. (FORMERLY VENGOLD INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN UNITED STATES DOLLARS)
(UNAUDITED)


                                                                              THREE MONTHS ENDED MARCH 31,
                                                                           2001                            2000
----------------------------------------------------------------------------------------------------------------

REVENUE                                                            $   2,807,147                   $     101,511

COST OF REVENUES                                                       1,458,519                          82,357
----------------------------------------------------------------------------------------------------------------

GROSS MARGIN                                                           1,348,628                          19,154
----------------------------------------------------------------------------------------------------------------

OTHER EXPENSES
     Administrative                                                    2,418,761                       1,234,128
     Business development and infrastructure                           1,437,050                         133,040
     Translation and foreign exchange loss                               238,511                              --
----------------------------------------------------------------------------------------------------------------

                                                                       4,094,322                       1,367,168
----------------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                                  (2,745,694)                     (1,348,014)
INVESTMENT INCOME                                                         78,648                         170,420
EQUITY LOSS OF AFFILIATES                                               (306,800)                             --
----------------------------------------------------------------------------------------------------------------

LOSS FROM CONTINUING OPERATIONS BEFORE
  AMORTIZATION OF GOODWILL                                            (2,973,846)                     (1,177,594)

AMORTIZATION OF GOODWILL                                              (2,601,879)
                                                                                                        (239,200)
----------------------------------------------------------------------------------------------------------------

LOSS FROM CONTINUING OPERATIONS                                       (5,575,725)                     (1,416,794)

LOSS FROM DISCONTINUED OPERATIONS                                             --                     (18,563,619)

----------------------------------------------------------------------------------------------------------------

NET LOSS                                                           $  (5,575,725)                  $ (19,980,413)
----------------------------------------------------------------------------------------------------------------

DEFICIT, BEGINNING OF PERIOD                                         (46,118,928)                   (107,785,128)

SHARE ISSUE COSTS                                                             --                      (1,910,544)

----------------------------------------------------------------------------------------------------------------

DEFICIT, END OF PERIOD                                             $ (51,694,653)                  $(129,676,085)
----------------------------------------------------------------------------------------------------------------

LOSS PER SHARE FROM CONTINUING OPERATIONS                          $       (0.02)                  $       (0.01)
-----------------------------------------------------------------------------------------------------------------

LOSS PER SHARE FROM DISCONTINUED OPERATIONS                        $          --                   $       (0.13)
----------------------------------------------------------------------------------------------------------------

NET LOSS PER SHARE                                                 $       (0.02)                  $       (0.14)
----------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                                                   273,497,568                     145,412,880
----------------------------------------------------------------------------------------------------------------

ITEMUS INC. (FORMERLY VENGOLD INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN UNITED STATES DOLLARS)
(UNAUDITED)


                                                                                   THREE MONTHS ENDED MARCH 31,
                                                                                 2001                             2000
-----------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
    Loss from continuing operations                                     $  (5,575,725)                   $  (1,416,794)
    Non-cash items:
      Amortization of goodwill                                              2,601,879                          239,200
      Equity loss in affiliates                                               306,800                               --
-----------------------------------------------------------------------------------------------------------------------

                                                                           (2,667,046)                      (1,177,594)
    Change in non-cash operating working capital items
      Accounts receivable                                                  (1,791,062)                         453,555
      Accounts payable                                                        676,771                          695,204
      Deferred revenue                                                        704,711                               --
-----------------------------------------------------------------------------------------------------------------------

CASH USED IN OPERATING ACTIVITIES                                          (3,076,626)                         (28,835)
-----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Cash acquired on acquisition of subsidiaries
      net of cash paid of $2,073,377                                       18,729,613                         (257,672)
    Increase in investments                                                (6,708,775)                      (2,858,704)
    Capital assets                                                           (165,590)                         (34,195)
-----------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                           11,855,248                      (3,150,571)
-----------------------------------------------------------------------------------------------------------------------


FINANCING ACTIVITIES
    Issue of Common Shares                                                     83,599                        7,041,990
    Issue of special warrants                                                      --                       21,651,181
    Share issue costs                                                              --                       (1,910,544)
    Proceeds of bank loan                                                          --                       12,000,000
    Repayment of long-term debt                                                    --                      (10,000,000)
-----------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY FINANCING ACTIVITIES                                          83,599                       28,782,627
-----------------------------------------------------------------------------------------------------------------------

DISCONTINUED OPERATIONS                                                            --                         (950,976)
-----------------------------------------------------------------------------------------------------------------------

INCREASE IN CASH                                                            8,862,221                       24,652,245
CASH, BEGINNING OF PERIOD                                                  13,720,996                       11,080,216
-----------------------------------------------------------------------------------------------------------------------

CASH, END OF PERIOD                                                     $  22,583,217                    $  35,732,461
-----------------------------------------------------------------------------------------------------------------------

ITEMUS INC.
(FORMERLY VENGOLD INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN UNITED STATES DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.       INTERIM FINANCIAL STATEMENTS

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial reporting, and the accounting policies used are consistent with the most recent annual financial statements. While these financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. For further information, refer to the financial statements and notes thereto included in the Corporation's Annual Report for the year ended December 31, 2000.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

         (a)      Future operations

                  These consolidated financial statements are prepared on a going concern basis which assumes the Corporation will realize its assets and discharge its liabilities in the normal course of business.

                  The Corporation's ability to continue as a going concern is dependent upon its ability to achieve future profitability, absorb the operating costs of its newly acquired businesses and obtain necessary financing when required. There is no assurance the Corporation will be able to obtain the necessary financing required.

                  These consolidated financial statements do not give effect to the adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Corporation be unable to continue as a going concern.

         (b)      Translation of foreign currencies

                  Effective March 30, 2001, the United States dollar was determined to be the principal currency of the Corporation. Prior to this change, the Canadian dollar had been used as the measurement currency. Under Canadian accounting principles, the Corporation's consolidated financial statements for all periods up to March 30, 2001 have been translated into United States dollars using the closing spot U.S. and Canadian exchange rate of $1.00 = Cdn.$1.5763. The Corporation has retained the use of the United States dollar for reporting purposes.

ITEMUS INC.
(FORMERLY VENGOLD INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN UNITED STATES DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (b)      (continued)

                  Monetary assets and liabilities denominated in foreign currencies have been translated at the end of the period exchange rates. Non-monetary assets denominated in foreign currencies have been translated using the rate of exchange at the transaction date. Revenues and expenses have been translated at the average rates of exchange during the periods, except for charges relating to non-monetary assets, which have been translated at the same rates as the related assets. Foreign exchange gains and losses on monetary assets and liabilities are included in the determination of earnings except that foreign exchange gains and losses on monetary assets and liabilities which have a fixed life greater than one year are deferred and amortized to earnings over the remaining life.

         (c)      Revenue recognition

                  The Corporation's services can be provided either on a time and materials basis or a fixed fee basis. For fixed fee contracts, revenue is recognized on a percentage of completion basis, generally representing time spent relative to total estimated time. For contracts that are on a time and materials basis, revenue is recognized as the services are performed. Provisions for estimated losses on contracts, if any, are recorded when identifiable.

                  Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Elements included in multiple element arrangements could consist of upgrades and enhancements. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. Revenues for license arrangements with payment term extending beyond one year are recognized periodically as payments become due, provided all other conditions for revenue recognition are met.

         (d)      Comparative figures

                  Certain figures have been restated to conform with changes in presentation in the current period.

ITEMUS INC.
(FORMERLY VENGOLD INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN UNITED STATES DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

3.       INVESTMENTS

         As a condition of the Datagistics Corporation ("Datagistics") investment on April 13, 2000, the Corporation agreed that if any of the 4,437,500 Common Shares received upon exercise of previously issued Special warrants were sold for net proceeds of less than $2.00 per Common Share, the Corporation would pay the amount of the shortfall. On the basis of a notice received from Datagistics subsequent to March 31, 2001, the Corporation has recorded a liability of $7.4 million of which $3.6 million will be paid prior to December 31, 2001 with the remainder to be paid on or before December 31, 2002.


4.       ACQUISITIONS

         During the period ended March 31, 2001, the Corporation completed a number of acquisitions of information technology companies which have been accounted for using the purchase method. The consolidated financial statements include the operating results of each business from the date of acquisition. Amounts allocated to goodwill are amortized on a straight-line basis over three years. A summary of purchase transactions is outlined as follows:


          --------------------------------------------------------------------------------------------------------
               ACQUIRED BUSINESS           ACQUISITION DATE       CONSIDERATION (FORM)       NET ASSETS ACQUIRED
          --------------------------------------------------------------------------------------------------------
          Digital 4Sight Corporation    January 19, 2001        $23,007,806               Current assets of
          ("Digital 4Sight")                                    (Cash of $2,073,377,      $3,049,799, other assets
                                                                Common Shares of          of $334,655, current
                                                                $15,860,686 and           liabilities of
                                                                convertible notes and     $2,772,828 and goodwill
                                                                equity instruments of     of $22,614,893.
                                                                $5,073,743)
          --------------------------------------------------------------------------------------------------------

          NetCertainty Inc.             March 16, 2001          $831,950                  Current assets of
          ("NetCertainty")                                      (Common Shares of         $129,310, other assets
                                                                $831,950)                 of $277,518, current
                                                                                          liabilities of $448,739
                                                                                          and goodwill of
                                                                                          $1,815,179.
          --------------------------------------------------------------------------------------------------------

          NAME Inc. ("NAME") --         March 30, 2001          $24,741,673               Current assets of
          Acquired 67%. Balance to                              (Common Shares of         $16,525,600, investments
          be acquired in exchange for                           $24,741,673)              of $64,681, other assets
          the issuance of 39,756,031                                                      of $545,513, current
          of the Corporation's Common                                                     liabilities of
          Shares*                                                                         $2,932,864 and goodwill
                                                                                          of $11,760,059.
          --------------------------------------------------------------------------------------------------------


         * Assumes purchase of 100% pursuant to compulsory acquisition rights under the provisions of the Business Corporations Act (Ontario). As at May 15, 2001, the Corporation has acquired 92.2% of the outstanding common shares of NAME.

ITEMUS INC.
(FORMERLY VENGOLD INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN UNITED STATES DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

5.       CONVERTIBLE NOTES

         The convertible notes are non-interest bearing, with amounts due on January 18, 2002 and January 18, 2003. The notes are convertible into Common Shares of the Corporation on the basis of Cdn.$0.56 per Common Share.


6.       CAPITAL STOCK

                                                           Common Shares
                                                    ---------------------------
                                                      Number          Amount
                                                    ----------     ------------
         BALANCE AT DECEMBER 31, 2000               232,692,770    $106,737,779
         Issued on exercise of options                  466,667          83,599
         Issued on acquisition of investments       129,197,669      37,155,859
         ----------------------------------------------------------------------
         BALANCE AT MARCH 31, 2001                  362,357,106    $143,977,237
         ======================================================================

         As at May 28, 2001, the Corporation has 463,926,698 Common Shares, 12,545,548 common share purchase warrants, and 47,253,771 stock options outstanding.


7.       SUBSEQUENT EVENTS

         (a)      Acquisition of Shooting Gallery Inc. ("Shooting Gallery")

                  On May 1, 2001, the Corporation completed the acquisition of 100% of Shooting Gallery, a privately-held company that provides a full range of traditional and digital services for the converging rich media marketplace. The Corporation paid an aggregate purchase price of $35.3 million consisting of 71,000,000 Common Shares of the Corporation, the assumption of $3 million in non-interest bearing debt due April 27, 2002 and has provided a further $14.9 million for purposes of funding Shooting Gallery's current and future growth initiatives. Additionally, the Corporation has provided loan guarantees in the amount of $17 million of which $10 million is secured by receivables with the remainder being secured by specific digital facility assets.

                  The acquisition of Shooting Gallery will be accounted for using the purchase method of accounting. Acquisition costs and the preliminary determination of the unallocated excess of acquisition costs over net assets acquired are set forth below:

ITEMUS INC.
(FORMERLY VENGOLD INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN UNITED STATES DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


7.       SUBSEQUENT EVENTS (CONTINUED)

         (a)      (continued)

                  Estimated fair value of common shares issued                                 $17,600,000
                  Discounted value of non-interest bearing note                                  2,800,000
                  Working capital advances                                                      14,900,000
                  Estimated transaction costs                                                    2,750,000
                  ----------------------------------------------------------------------------------------
                                                                                                38,050,000
                  Less: Estimated net tangible liabilities (assets) acquired                    25,000,000
                  ----------------------------------------------------------------------------------------
                  Unallocated excess of acquisition costs over net tangible liabilities        $63,050,000
                  ========================================================================================


                  In connection with finalizing the purchase price allocation of this transaction, the Corporation is currently evaluating the fair value of the consideration given and the fair value of the assets acquired and liabilities assumed. Using this information, the Corporation will make a final allocation of the purchase price, including the allocation to goodwill and other intangibles. Accordingly, this purchase accounting information is preliminary.

         (b)      Restructuring Plan

                  On May 16, 2001, the Corporation announced the completion of its restructuring plan to consolidate operations following the Corporation's recent acquisitions of Digital 4Sight, NAME. As a result, the Corporation will record a one-time restructuring charge of $3.5 million specifically relating to its Digital 4Sight and NAME acquisitions.

                              CORPORATE INFORMATION


                             DIRECTORS AND OFFICERS

                              David Booth, Director
                              Albert Gnat, Director
                            Dennis R. Wing, Director
                        Don Tapscott, Chairman & Director
                     Ian W. Telfer, Vice Chairman & Director
        James E. Tobin, President & Chief Executive Officer and Director
Mark G. Maybank, Executive Vice President & Chief Operating Officer and Director
  David Ticoll, Executive Vice President & Chief Strategy Officer and Director
      Aris Kekedjian, Executive Vice President & Chief Development Officer
          Alex Lowy, Executive Vice President & Chief Knowledge Officer
 Elliot Schreiber, Executive Vice President & Strategic Alliances and
                              Business Development
                Christopher H. Scatliff, Executive Vice President
                      James Burns, Executive Vice President
      Curtis Hollister, Vice President, Finance & Chief Technology Officer
       Giulio T. Bonifacio, Vice President, Finance & Corporate Secretary

                                CORPORATE OFFICES
                                     TORONTO
                         Suite 550, 207 Queens Quay West
                         Toronto, Ontario CANADA M5J 1A7
                               Tel: (416) 979-7899
                               Fax: (416) 979-7616

                                    VANCOUVER
                         Suite 1688, 200 Burrard Street
                          Vancouver, BC CANADA V6C 3L6
                               Tel: (604) 664-7050
                               Fax: (604) 681-9151

                                     OTTAWA
                          Suite 607, 350 Sparks Street
                         Ottawa, Ontario CANADA K1R 7S8
                               Tel: (613) 569-1888
                               Fax: (613) 569-1636

                          REGISTRAR AND TRANSFER AGENT
                      Computershare Trust Company of Canada
                          Vancouver and Toronto, Canada

                             STOCK EXCHANGE LISTINGS
                         The Toronto Stock Exchange: ITM
                            OTC Bulletin Board: ITMUF
                           Berlin Stock Exchange: VEI

                        COMMON SHARES AS AT MAY 28, 2001
                      Issued and outstanding - 463,926,698
                           Fully diluted - 532,410,281

                                                             [itemus Letterhead]



NEWS RELEASE                                                        MAY 28, 2001
------------

                   ITEMUS ANNOUNCES 2001 FIRST QUARTER RESULTS

         COMPANY COMPLETES BUILD OUT AND PREPARES FOR ACCELERATED GROWTH

TORONTO, MAY 28, 2001 - itemus inc. (TSE: ITM, OTCBB: ITMUF), today announced its financial results for the first quarter ended March 31, 2001. Financial results are presented in accordance with Canadian GAAP and all monetary references are in United States dollars.



SUMMARY OF FINANCIAL RESULTS
----------------------------
(MILLIONS OF U.S. DOLLARS EXCEPT PER SHARE DATA)

                                                   THREE MONTHS ENDED MARCH 31

                                                       2001          2000
                                                       ----          ----
REVENUE                                                2.8           0.1
OPERATING LOSS                                        (2.7)         (1.3)
OPERATING LOSS PER SHARE                             (0.01)        (0.01)

For the three months ended March 31, 2001, revenue was $2.8 million, up from $2.0 million for the previous quarter, an increase of 40 per cent. Cost of revenue for the quarter was approximately $1.5 million. The loss from operations, before depreciation and amortization of goodwill, was $2.7 million ($0.01 per share).

Other expenses for the first quarter, including administration and business development, totalled $4.1 million reflecting the considerable merger and acquisition activity involved in building the business during the quarter. Goodwill amortization was $2.6 million resulting in a net loss for the quarter of $5.6 million ($0.02 per share).

Much of the revenue in the first quarter consisted of "Start-up Phase" engagements with Global 2000 and technology leader clients, with committed or planned larger mandates possible from these initial projects. Examples include NAV Canada, Merrill Lynch, MatrixOne, World Bank and Royal Dutch/Shell.

"We've invested aggressively to build out itemus," said Jim Tobin, President and CEO. "Having brought Digital4Sight, Shooting Gallery, and NAME together into itemus and built a strong pipeline of opportunities, our business is growing despite a tough technology market."

The itemus balance sheet included $22.6 million of cash and cash equivalents as of March 31, 2001, in addition to approximately $9.8 million in accounts receivable. The Corporation's total investments at the end of the first quarter were $48.8 million.

Since the end of the first quarter the Corporation has incurred significant one time cash outflows, related primarily to the absorption of operating costs for newly acquired businesses. The sale of certain assets assumed through the acquisition of Shooting Gallery is taking longer than the Corporation anticipated. Also, Datagistics Corporation recently exercised its right to call on further investment from itemus, requiring $3.6 million to be paid in the second quarter, with $3.8 million deferred until 2002. To offset these developments and support the current accelerated rate of growth, itemus will require access to additional capital before the end of the year.


               itemus inc                  office:  416-203-2262
               the exchange tower          fax:     416-203-8737
               p.o box 174, suite 640      www.itemus.com
               toronto, on  m5x 1c7

                                                             [itemus Letterhead]


"I am confident that we will be able to fund our continued growth," commented Mr. Tobin. "Our second quarter revenues look to be greater than US$10 million, demonstrating that we have built a sizable and growing business with a clear operating path to profitability."

During the first quarter, itemus completed a merger with Digital 4Sight, one of the world's leading digital economy consulting and research firms. This merger has already driven increased benefits to itemus through the strength of Digital 4Sight's research and consulting business. The position of influence held by Digital 4Sight was demonstrated in March when the Corporation entered into a strategic alliance with Siebel Systems, the world's leading provider of eBusiness applications software.

Subsequent to the end of the quarter, itemus also announced the completion of its acquisitions of Shooting Gallery and NAME Inc. Following these acquisitions, the Corporation was able to reduce personnel and related costs by approximately twenty per cent.
Financial statements and additional commentary on these results are available online at www.itemus.com.

Q1 CALL AND WEBCAST

itemus will host a conference call and Webcast to discuss the Q1 report, beginning today at 5:00 p.m. EASTERN (2:00 p.m. PACIFIC). Investors can listen to the Webcast through http://www.itemus.com, using Windows Media Player or Real Audio software. Those who wish to ask questions during the call should dial 1-800-478-9326 or 416-695-5801 from Toronto or overseas. Participants should then ask to be connected to the "itemus conference call."

In addition, a slideshow presentation to accompany the conference call will be made available. Interested parties should go to http://www.itemus.com and follow the Q1 conference call link from the home page in order to open the presentation. In the event of any difficulty in accessing the presentation online, investors are requested to call the itemus Investor Relations office, on 1-888-894-9911 to request a copy of the slideshow by fax or email.

ABOUT ITEMUS

itemus provides its Global 2000 clients with research, strategic services and technology that harnesses the Internet for business innovation. Organizations gain advantage from: itemus research that intersects corporate strategy, organizational change and emerging technologies; strategic services to design and deploy new business models; and technology that enables and improves business performance. itemus architects and delivers client-specific solutions by combining its own capabilities with a global network of partners. For more information, please visit the Corporation's Website at: http://www.itemus.com

THE TORONTO STOCK EXCHANGE AND NASDAQ OVER-THE-COUNTER BULLETIN BOARD HAS NEITHER APPROVED NOR DISAPPROVED THE INFORMATION CONTAINED HEREIN. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS.

-- 30 --

For further information: investors should contact Investor Relations, toll free at 1-888-894-9911 or by email at investors@itemus.com; media should contact Michael O'Connor Clarke, Cohn & Wolfe at (416) 924-5700 x. 4079, or by email at: michaelo@ca.cohnwolfe.com


               itemus inc                  office:  416-203-2262
               the exchange tower          fax:     416-203-8737
               p.o box 174, suite 640      www.itemus.com
               toronto, on  m5x 1c7

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ITEMUS INC.



         Dated:  At Vancouver, B.C. this 30th day of May, 2001
                                         ----


         By
            ---------------------------------------------
         (signed) Giulio Bonifacio,
                  Vice President, Finance & Corporate Secretary